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                              May 11, 2022

       Christine Nixon, Esq.
       Chief Legal Counsel
       Corebridge Financial, Inc.
       21650 Oxnard Street, Suite 750
       Woodland Hills, CA 91367

                                                        Re: Corebridge
Financial, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed May 3, 2022
                                                            File No. 333-263898

       Dear Ms. Nixon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2022 letter.

       Form S-1 filed May 3, 2022

       General

   1. Noting your notes to the table on page 145, and your general disclosure in Risk Factors, please revise your
filing, as applicable, to provide more specific disclosure related to the direct or indirect
impact that Russia's invasion of Ukraine and the international response have had or
may have on your business. For additional guidance, please see the
                                                        Division of Corporation
Finance's Sample Letter to Companies Regarding Disclosures
                                                        Pertaining to Russia
s Invasion of Ukraine and Related Supply Chain Issues, issued by the
                                                        Staff in May 2022.
 Christine Nixon, Esq.
Corebridge Financial, Inc.
May 11, 2022
Page 2
Our Investment Management Agreement with Blackrock, page 237

2. We note your response to prior comment 1. Please provide a legal analysis supporting your belief that the agreements with BlackRock are immaterial, and specifically address the requirements of Item 601(b)(10)(ii)(B). We also note your disclosure on page 80 that historically your investments were largely managed by affiliated asset manager, but it appears you are intending to rely on third-party managers such as BlackRock going forward. Alternatively, confirm that you will file the investment management agreements with BlackRock as exhibits to the registration statement and update the exhibit index accordingly.
3.       We note your response to prior comment 2. Please ensure that this section includes a
         comprehensive discussion of your arrangement with Blackrock and disclose the material fees, terms and conditions of the agreement, or tell us why you believe such disclosure is not required.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameChristine Nixon, Esq.                       Sincerely,
Comapany NameCorebridge Financial, Inc.
                                                              Division of
Corporation Finance
May 11, 2022 Page 2                                           Office of Finance
FirstName LastName